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www.skadden.com

April 4, 2022

BY HAND AND EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: Benjamin Holt

Re:     Sands China Ltd.
Registration Statement on Form F-4
Filed January 25, 2022
File No. 333-262328

Dear Mr. Holt:

On behalf of our client, Sands China Ltd. (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated February 18, 2022 (the “Comment Letter”) with respect to the above-referenced Registration Statement filed on January 25, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, the Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment No.1”) in response to the Staff’s comments and to reflect certain other changes. For the Staff’s convenience, we will also deliver by e-mail a copy of the Amendment No. 1 marked to show changes from the Registration Statement.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amendment No. 1. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment No. 1.

Mr. Benjamin Holt
Securities and Exchange Commission
April 4, 2022

Registration Statement on Form F-4 filed January 25, 2022

Cover Page

1.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China (including Hong Kong and Macau). Please also clarify whether you have material contractual arrangements with one or more variable interest entities (VIEs) based in China (including Hong Kong and Macau). We may have additional comments upon review of your response.
In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page accordingly.

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China (including Hong Kong and Macau). Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page, pages 6-7 and pages 24-25 of the Amendment No.1 to provide the requested disclosure about the legal and operational risks associated with being in or having the majority of the Company’s operations in China (including Hong Kong and Macao).
In addition, the Company's auditor, Deloitte Touche Tohmatsu, is subject to the determinations announced by the PCAOB on December 16, 2021. As such, the Company has added the requested disclosure on the prospectus cover page, page 7 and pages 23-24 of the Amendment No.1.

Summary, page 1

3.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China (including Hong Kong and Macau) poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
In response to the Staff’s comment, the Company has added the requested disclosure on the prospectus cover page, pages 6-7 and pages 24-25 of the Amendment No.1.

Mr. Benjamin Holt
Securities and Exchange Commission
April 4, 2022

4.	Disclose each permission or approval that you, your subsidiaries, or any VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your, your subsidiaries, or any VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or any VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and your are required to obtain such permissions or approvals in the future.
In response to the Staff’s comment, the Company has added the requested disclosure on pages 7 and pages 24-25 of the Amendment No.1. In addition, the Company advises the Staff that the Company does not have any VIEs in its structure.

5.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
In response to the Staff’s comment, the Company has added the requested disclosure on the prospectus cover page, page 7 and pages 23-24 of the Amendment No.1.

Risk Factors, page 16

6.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Please also disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Finally, disclose that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
In response to the Staff’s comment, the Company has added the requested disclosure on the prospectus cover page, page 7 and pages 23-24 of the Amendment No.1.

7.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
In response to the Staff’s comment, the Company has added the requested disclosure on the prospectus cover page, page 7 and pages 24-25 of the Amendment No.1.

Mr. Benjamin Holt
Securities and Exchange Commission
April 4, 2022

8.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
In response to the Staff’s comment, the Company has added the requested disclosure on the cover page, page 7 and pages 24-25 of the Amendment No.1.
Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Amendment No.1, please do not hesitate to contact the undersigned at (212) 735-2227.

Sincerely,

/s/ Michael J. Hong

Michael J. Hong

cc: Sun MinQi (Dave), Senior Vice President and Chief Financial Officer, Sands China Ltd.